Karl T. Swanson, SME, MAusIMM
PO Box 86
Larkspur, CO 80118, USA
Fax: (501) 638-9162
E:mail: karl.swanson@yahoo.com

CERTIFICATE OF AUTHOR

Re: The NI 43-101 Technical Report Update, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA, and dated 28 june 2011, as amended 6 January 2012, with an effective date of 1 January, 2011:

I, Karl T. Swanson, SME, MAusIMM, do hereby certify that:

1)	As of 6 January, 2012, I am an independent geological and mining engineering consultant at: Karl Swanson PO Box 86 Larkspur, CO 80118, USA

2)

I graduated with a Bachelor of Science degree in Geological Engineering from Colorado School of Mines in 1990. In addition, I obtained a Master of Engineering degree in Mining Engineering from Colorado School of Mines in 1994.

3)	I am a registered member of the Society for Mining, Metallurgy & Exploration (SME) #4043076. I am a member of the Australian Institute of Mining and Metallurgy (AusIMM) #304871.

4)	I have worked as a geological and mining engineer for a total of 20 years since my 1990 graduation from university.

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the Purposes on NI 43-101.

6)

I am responsible for the preparation of section 14 of the technical report titled NI 43-101 Technical Report Update, Jerritt Canyon Property, Yukon-Nevada Gold Corp., Elko County, Nevada, USA and dated 28 June 2011, as amended 6 January 2012 with an effective date of 1 January, 2011 (“the Technical Report”) relating to the Jerritt Canyon property. I visited the property on numerous occasions in 2010 and 2011 with my last visit being from March 21-24, 2011.

7)	I have not had prior involvement with the property that is the subject of the Technical Report.

8)	I am independent of the Issuer within the meaning of Section 1.5 of National Instrument 43-101.

9)

I was paid a daily rate for geological consulting services performed at the Jerritt Canyon Project and do not have any other interests relating to the project. I do not have any interest in adjoining properties in the Jerritt Canyon project area.

10)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

12)

As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 6th Day of January 2012.

“Signed”
AusIMM No. 304871
Karl T. Swanson, M.Eng., SME, MAusIMM	SME No. 4043076

PO Box 86
Larkspur, CO 80118, USA
Fax: (501) 638-9162
E:mail: karl.swanson@yahoo.com